

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2017

<u>Via E-mail</u>
José Antonio Cañedo White,
Chief Executive Officer
Opes Acquisition Corp.
c/o Axis Capital Management
Park Plaza Torre I
Javier Barros Sierra 540, Of. 103
Col. Santa Fe
01210 México City, México

> **Re:** **Opes Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 22, 2017**
> **CIK No. 0001723580**

Dear Mr. White:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please identify your chief financial officer.

3. Please clarify whether the term "affiliate of our sponsor" refers exclusively to Axis Public Ventures or also refers to other entities. If the term refers exclusively to Axis Public Ventures, please define the term. If it also refers to other entities, please identify those entities in the appropriate locations in the registration statement.

Risk Factors, page 17

Risks Associated with Our Business, page 17

If we determine to change our acquisition criteria or guidelines,… page 18

4. Please discuss the factors you will consider when deciding whether, how or when you may deviate from your acquisition criteria or guidelines. Please revise to clearly state whether investors will be given redemption rights to the extent there are any changes to your acquisition criteria or guidelines. Please revise here and elsewhere as appropriate.

Principal Stockholders, page 71

5. Please revise to identify the natural person or persons with voting and dispositive power over the shares held by Axis Public Ventures S. de R.L. de C.V.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: David Alan Miller, Esq.
    Graubard Miller